Astir, Inc.
                                                                October 10, 2003
                                                                     Page 3 of 3






March  3,  2004

Douglas  J.  Hanson
Astir,  Inc.
1855  East  Valley  Parkway  Suite  211E
Escondido,  CA  92027

Dear  Doug:

This letter is to confirm our understanding of the terms and objectives of our engagement and the nature and limitations of the services we will provide.

We will review the balance sheets of Astir, Inc., as of September 30, 2003 and 2002, and the related statements of operations and accumulated deficit for the three and nine months ended September 30, 2003 and 2002, and from inception to September 30, 2003, and the statements of cash flows for the three months ended September 30, 2003 and 2002, and from inception to September 30, 2003, and the statement of changes in stockholders' equity from September 21, 1993 (date of inception) to September 30, 2003 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Our review will consist primarily of inquiries of company personnel and analytical procedures applied to financial data, and we will require a representation letter from management. A review does not contemplate obtaining an understanding of the internal control or assessing control risk, tests of accounting records and responses to inquiries by obtaining corroborating evidential matter, and certain other procedures ordinarily performed during an audit. Thus, a review does not provide assurance that we will become aware of all significant matters that would be disclosed in an audit. Our engagement cannot be relied upon to disclose errors, fraud, or illegal acts that may exist. In addition, we have no responsibility to identify and communicate significant deficiencies or material weaknesses in your internal control as part of this engagement. However, at your request, we can provide a separate service for that purpose. We will not perform an audit of such financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole, and, accordingly, we will not express such an opinion on them.

Our report on the financial statements is presently expected to read as follows:

We have reviewed the accompanying balance sheets of Astir, Inc., as of September 30, 2003 and 2002, the related statements of operations and accumulated deficit for the three and nine months then ended and from inception to September 30, 2003, and the statements of cash flows for the three months ended September 30, 2003 and 2002, and the statement of stockholders' equity from February 9, 2000 (date of inception) to September 30, 2003 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Astir, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

If, for any reason, we are unable to complete our review of your financial statements, we will not issue a report on such statements as a result of this engagement.

Our fees will be based on actual hours incurred at our firm's standard hourly rates as listed in Exhibit A. In addition, we will bill all out of pocket expenses, including the IRS mileage rate for travel in relation to our engagement. We will bill what we incurred through the date of the invoice and our invoices will be sent twice a month if a balance is due. All amounts owed through that month are payable when the invoice is received. Payments will continue until all invoices are paid. Interest computed at the rate of 2.0%, compounded monthly, (or Nevada's highest statutory rate) will be charged for all invoices not RECEIVED within 15 days. If bills are not paid within 15 days of issuance Chavez & Koch, CPA's will not be responsible for timely filings of any documents the firm has been engaged to complete. You understand and agree that you will be personally liable for any amounts the corporation cannot pay.

The Firm's maximum liability relating to services rendered under this letter (regardless of form of action, whether in contract, negligence or otherwise) shall be limited to the charges paid to The Firm for the portion of its services or work products giving rise to liability. In no event shall Chavez & Koch, CPA's be liable for consequential, special, incidental or punitive loss, damage or expenses (including without limitation, lost profits, opportunity costs, etc.), even if it has been advised of their possible existence.

The Company and its owners shall indemnify and hold harmless Chavez & Koch, CPA's and his personnel from and against any claims, liabilities, costs and expenses (including, without limitation, attorney's fees and the time of The Firm's personnel involved) brought against, paid or incurred by Chavez & Koch, CPA's at any time and in any way arising out of or relating to The Firm's services under this letter, except to the extent finally determined to have resulted from the gross negligence or willful misconduct of Chavez & Koch, CPA's or it's personnel.

The  laws  of  the  State  of  Nevada  shall  govern  this  agreement.

The  three  previous provisions shall survive the termination of this agreement.

Thank  you  for  this  opportunity  to  serve  you  again.

If the foregoing is in accordance with your understanding, please sign the copy of this letter in the space provided and return it to us.

Sincerely,
Chavez  &  Koch,  CPA's




Tim  Koch,  CPA
Shareholder

Acknowledged:
Astir,  Inc.



_______________________________     _______________________________
-------------------------------     -------------------------------
Douglas  J.  Hanson               Date

EXHIBIT  A  --  FEES

$100-120     Per  Hour  -  Staff Time - Tax, Accounting and Attestation Services
$120-140     Per  Hour  -  Senior  Time
$140-160     Per  Hour  -  Manager  Time
$160-200     Per  Hour  -  Shareholder  Time
$200-300     Per  Hour  -  Litigation  Services  and IRS Audits Services and IRS
Audits